Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

March 5, 2018

VIA EDGAR

Re:	Apergy Corporation Amendment No. 2 to Draft Registration Statement on Form 10 Submitted February 7, 2018 CIK No. 0001723089

Ms. Heather Percival, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Percival:

On behalf of Apergy Corporation (the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 3 (“Amendment No. 3”) to the above referenced Draft Registration Statement relating to the initial registration of the Registrant’s common stock under Section 12(b) of the Exchange Act, marked to show changes from Amendment No. 2 to the Draft Registration Statement confidentially submitted on February 7, 2018. The Draft Registration Statement has been revised to include audited combined financial statements as of and for the year ended December 31, 2017, unaudited pro forma combined financial statements as of and for the year ended December 31, 2017 and to reflect certain other changes. In addition, the Registrant has filed certain exhibits with Amendment No. 3.

Please do not hesitate to contact me at (202) 636-5804 or Will Golden at (202) 636-5526 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO